BioHarvest Sciences Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2025

Expressed in U.S. dollars in thousands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of BioHarvest Sciences Inc.

British Columbia, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BioHarvest Sciences Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024 and the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS Accounting Standards).

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1B to the consolidated financial statements, the Company incurred losses from operations since its inception, and as of December 31, 2025, the Company has an accumulated deficit of $107,553 thousand. In addition, the Company generated negative cash flows from operating activities of $7,226 thousand and a loss in the amount of $11,135 thousand for the year ended December 31, 2025. These factors raise a substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

Tel-Aviv, Israel	Ziv Haft
March 31, 2026	Certified Public Accountants (Isr.)
BDO Member Firm

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statements of Financial Position

USD dollars in thousands

		As of December 31,	As of December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$ 23,025	$ 2,390
Trade accounts receivable	4	1,981	1,116
Other accounts receivable	5	935	695
Inventory	6	4,559	3,655
Total current assets		30,500	7,856

Non-current assets
Restricted cash		433	371
Property, plant and equipment, net	7	8,326	7,750
Right-of-use assets, net	8	8,406	9,024
Total non-current assets		17,165	17,145
Total assets		$ 47,665	$ 25,001

Liabilities
Current liabilities
Trade accounts payable		$ 2,627	$ 3,525
Other accounts payable	11	2,173	3,609
Deferred revenue		492	906
Lease liabilities	8	1,405	772
Loans	10	149	3,905
Liability for Agricultural Research Organization	15	452	1,140
Accrued liabilities		386	401
Total current liabilities		7,684	14,258

Non-current liabilities
Lease liabilities	8	10,130	9,141
Loans	10	2,420	-
Liability for Agricultural Research Organization	15	1,983	272
Total non-current liabilities		14,533	9,413

Shareholders' equity
Share capital and contributed surplus	12	133,001	97,748
Accumulated deficit		(107,553)	(96,418)
Total Shareholders' equity		25,448	1,330

Total liabilities and shareholders' equity		$ 47,665	$ 25,001

Going Concern (Note 1B)

March 31, 2026	'Zaki Rakib'	'Ilan Sobel'
Date of approval of the financial statements	Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statements of Loss and Other Comprehensive Loss

USD in thousands, except per share data

		Year Ended December 31
	Note	2025	2024
Revenues	18	$ 34,508	$ 25,188
Cost of revenues	19	(14,032)	(11,246)
Gross profit		20,476	13,942

Operating expenses
Research and development	20	(5,312)	(4,797)
Sales and marketing	21	(15,812)	(11,733)
General and administrative	22	(4,927)	(4,401)
Total operating expenses		(26,051)	(20,931)

Operating loss		(5,575)	(6,989)
Finance income	24	54	-
Finance expenses	23	(5,538)	(5,916)
Net loss before tax		(11,059)	(12,905)
Taxes on income	25	(76)	(8)
Net loss and comprehensive loss		(11,135)	$ (12,913)

Basic and diluted loss per share		(0.60)	(0.80)
Weighted average number of shares outstanding		18,411,153	16,193,787

The accompanying notes are an integral part of the consolidated financial statements

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

USD in thousands, except per share data

	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity
Balance, December 31, 2023	13,676,798	$ 68,652	$ (83,505)	$ (14,853)
Exercise of employee and consultant stock options and warrants	106,132	408	-	408
Share‑based compensation expense	-	601	-	601
Conversion of convertible loans into equity	2,940,882	20,527	-	20,527
Issuance of warrants	-	2,296	-	2,296
Reclassification of warrants	-	934	-	934
Issuance of units of securities in private placement	603,904	4,330	-	4,330
Comprehensive loss for the period	-	-	(12,913)	(12,913)
Balance, December 31, 2024	17,327,716	$ 97,748	$ (96,418)	$ 1,330
Exercise of employee and consultant stock options and warrants	19,877	107	-	107
Share‑based compensation expense	-	597	-	597
Conversion of convertible loans into equity	1,169,758	7,236	-	7,236
Issuance of shares upon vesting of RSUs	11,114	-	-	-
Modification of warrants (extension of expiration date)	-	549	-	549
Exercise of investor warrants	1,291,523	8,502	-	8,502
Issuance of shares in public offering	2,846,854	18,262	-	18,262
Comprehensive loss for the period	-	-	(11,135)	(11,135)
Balance, December 31, 2025	22,666,842	$ 133,001	(107,553)	$ 25,448

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries

Consolidated Statement of Cash Flows

USD in thousands

	Year Ended December 31
	2025	2024
Cash flows from operating activities:
Net loss	$ (11,135)	$ (12,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	1,624	1,251
Fair value adjustments of Convertible Loans	-	3,503
Fair value adjustments of derivative liability - Warrants	-	408
Re-assessment of Liability for Agricultural Research Organization	(396)	(205)
Interest over Liability for Agricultural Research Organization	270	403
Finance expense (income), net	3,756	823
Share based compensation	597	601
Adjustments for changes in working capital:
Change in Trade accounts receivable	(865)	(308)
Change in Other accounts receivable	(240)	(286)
Change in Inventory	(904)	(1,189)
Changes in Trade accounts payable, Other accounts payable and Accrued liabilities	482	1,040
Changes in deferred revenue	(415)	188
Net cash used in operating activities	(7,226)	(6,684)

Cash flow from investing activities:
Purchase of property and equipment	(2,355)	(2,835)
Deposit of restricted cash for bank guarantee, net of drawing	(10)	(192)
Net cash used in investing activities	(2,365)	(3,027)

Cash flow from financing activities
Repayments of lease liabilities	(1,382)	(579)
Proceeds from loans	12,402	3,417
Repayments of loans (principal and interest)	(5,772)	(103)
Repayments of Convertible Loans (principal and interest)	-	(693)
Proceeds from exercise of investor warrants, net of finder fees	6,800	-
Net proceeds from issuance of units of securities in private placement	-	4,330
Repayment of royalties’ liability to the Agricultural Research Organization	(159)	-
Net proceeds from issuance of shares in public offering	18,262	-
Proceeds from exercise of stock options	36	408
Net cash provided by financing activities	30,187	6,780

Exchange rate differences on cash and cash equivalents	39	(34)
Increase (decrease) in cash and cash equivalents	20,596	(2,931)
Cash and cash equivalents at the beginning of the period	2,390	5,355
Cash and cash equivalents at the end of the period	$ 23,025	$ 2,390

Supplemental disclosure of significant non-cash transactions:
Conversion of convertible loans into equity	7,603	20,527
Exercise of investor warrants by settlement of an outstanding debt	1,759	-
Reclassification of warrants as an equity instrument	-	934
Purchase of property under installment payment agreement	-	1,440
Recognition of right-of-use assets and lease liabilities	399	8,351

Supplemental disclosure of cash flow information:
Taxes paid	39	45

The accompanying notes are an integral part of the consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 1- General:

A.Description of the Company and its operations:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries, was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd. (“BioHarvest”), a company incorporated in Israel and commenced its activity on July 2007, and Superfood Nutraceuticals Inc. ("Superfood") a wholly owned subsidiary incorporated in Delaware, USA in July 2014.

In July 2014, BioHarvest incorporated a Delaware based wholly owned subsidiary, BioHarvest Inc ("BioHarvest Inc").

The Company is publicly listed and traded on the Nasdaq Stock Market under the symbol BHST and traded on the Frankfurt Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange and Dusseldorf Stock Exchange under the symbol 8MV0.

In February 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be listed on the Nasdaq Stock Market.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, on an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is the only non-genetically modified organism platform that can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions through two business units:

1.The Products Business Unit - Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions which are manufactured and sold as dietary supplements, functional food and beverages (capsules, powders, chews and other delivery mechanisms such as coffee, teas and powder electrolyte beverages).

2.The CDMO Services Business Unit - comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

B.Going concern:

The consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards. Management has evaluated the Company's ability to continue as a going concern for a period of at least twelve months from the date these consolidated financial statements are issued.

The Company has a history of operating losses and has not yet achieved sustained cash-flow profitability. For the year ended December 31, 2025, the Company generated revenues of $34,508 and incurred a net operating loss. As of December 31, 2025, the Company had cash and cash equivalents of $23,025. These conditions, together with the need for continued investment in operations and the uncertainty regarding the timing and availability of additional financing, represent factors that raise substantial doubt about the Company’s ability to continue as a going concern.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

The Company may require additional capital to fund its long-term growth strategy and planned capital investments. If required, the Company intends to raise such capital through one or more of the following: the issuance of equity or equity-linked securities, debt financing, strategic collaborations, licensing arrangements or other financing transactions. The Company is listed on the Nasdaq Capital Market and has previously demonstrated access to the capital markets; however, there can be no assurance that additional financing will be available on acceptable terms, or at all.

Based on management’s assessment, the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, despite the factors noted above, the going concern basis of preparation remains appropriate, and these consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties related to the going concern assessment.

The consolidated financial statements of the Company were authorized for issue by the Board of Directors on March 31, 2026.

C.War in Israel:

The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens.

On October 7, 2023, Hamas militants infiltrated Israel’s southern border from the Gaza Strip and carried out attacks against civilian and military targets in Israel. Following these events, the Government of Israel declared war against Hamas and the Israel Defense Forces initiated a large-scale mobilization of military reservists. Hostilities between Israel and Hamas continued through 2023, 2024 and 2025. On October 9, 2025, the Israeli Cabinet approved a ceasefire and hostage exchange agreement between Israel and Hamas that was brokered by the United States and took effect on October 10, 2025.

During this period, hostilities also escalated along Israel’s northern border involving Hezbollah forces operating from Lebanon. On November 27, 2024, Israel and Lebanon agreed to a ceasefire arrangement that remained in effect until February 18, 2025.

In June 2025, tensions between Israel and Iran escalated significantly and resulted in military operations between the two countries. On June 24, 2025, Israel and Iran agreed to an immediate ceasefire.

On February 28, 2026, the United States and Israel conducted coordinated aerial operations targeting military and governmental facilities in Iran. Subsequently, Iran launched missile attacks across parts of the Middle East and Hezbollah launched barrages of rockets toward northern Israel, leading to retaliatory actions by Israel. As of the date of these financial statements, hostilities in the region have intensified and involve multiple parties, including Israel, the United States, Iran and Hezbollah.

The evolving regional security situation has created and may continue to create significant uncertainty and could adversely affect Israel's economy, the Company's operations, employees, business partners, supply chain and overall business environment. The Company confirms that it has a business continuity plan and procedures in place, ensuring operational and financial continuity. As of the date of these financial statements, the Company has not experienced a material adverse impact on its operations; however, the Company continues to monitor the situation closely and cannot predict the ultimate impact that these developments may have on its business, financial condition or results of operations and have implemented several measurements (e.g., remote work protocols/safety stock) to mitigate potential disruptions.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 2- Significant Accounting Policies:

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented, unless otherwise stated.

a.     Basis of preparation:

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS Accounting Standards). The consolidated financial statements have been prepared under the historical cost convention, except for the embedded derivative, share-based compensation, right-of-use assets and lease liabilities, hybrid instrument, liability for agricultural research organization and the convertible loans that are measured at fair value through profit or loss.

b.     New standards, interpretations and amendments adopted from 1 January 2025:

The following amendments are effective for the period beginning January 1, 2025:

a)Lack of Exchangeability (Amendments to IAS 21); These amendments set out the requirements for determining the exchange rate to be used for recording a foreign currency transaction into the functional currency and translating a foreign operation into a different currency. These amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments had no material effect on the Consolidated Financial Statements of the Company.

b)IFRIC Agenda Decision on IFRS 8 Operating Segments; Requires disclosure of specified revenues and expenses for each reportable segment when those amounts are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker or regularly provided to them. This agenda decision had no material effect on the Consolidated Financial Statements of the Company.

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures, referred to as management-defined performance measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve the entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027. The Company has decided not to adopt early this standard. The Company does not believe that this standard will have a material impact on the consolidated financial statements once adopted.

There are a number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2025, that the Company has decided not to adopt early. The Company does not believe that the standards, interpretations and amendments will have a material impact on the financial statements once adopted.

c.     Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenue and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period that the change in estimate occurs.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates used by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial years are discussed in Note 3.

Other estimates and assumptions used in preparing the financial statements, which are not considered critical and do not involve significant uncertainty:

1.Fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Black-Scholes pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

2.Equity instruments - warrants:

The Company uses the Black-Scholes option-pricing model to estimate the fair value of equity-classified warrants at the grant date. The key assumptions applied in the model include the expected volatility of the Company’s share price over the warrant’s life and the risk-free interest rate.

3.Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company's shares and the expected life of the warrants.

4.Derivative liability - Convertible loans:

The fair value of the convertible loans at fair value was estimated by using a binomial model. The simulation approach was designed to take into account the terms and conditions of financial liability, as well as the capital structure of the Company and the volatility of its assets. The valuation was performed based on management’s assumptions and projections.

d.     Functional and presentation currency:

The functional currency of the Company and its subsidiaries and the presentation currency of the consolidated financial statements is USD. The Company and its subsidiaries determine the functional currency of each entity, and this currency is used to separately measure each Company entity's financial position and operating results.

e.     Foreign currency transactions:

Transactions denominated in foreign currency other than the functional currency are recognized on initial recognition at the exchange rate as of the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate as of that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate as of the date of the transaction.

Transactions and balances in foreign currencies are converted into USD in accordance with the principles set forth by International Accounting Standard (IAS) 21 - "The Effects of Changes in Foreign Exchange Rates”.

f.     Basis of consolidation:

The Company controls an investee if and only if the Company has:

-Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).

-Exposure, or rights, to variable returns from its involvement with the investee, and

-The ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control over the subsidiary.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-Company assets and liabilities, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it (i) derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any non-controlling interests and the cumulative translation differences recorded in equity. (ii) Recognizes the consideration received at fair value, recognizes any investment retained at fair value of and recognizes any surplus or deficit in profit or loss. (iii) reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

g.    Cash and cash equivalents:

Cash and cash equivalents are considered by the Company to be highly liquid investments, including short-term deposits held by financial institutions with maturity of not exceeding three months at the time of deposit and are not restricted.

h.    Trade accounts receivable:

Trade accounts receivable includes billed and unbilled receivable. Trade accounts receivable is recorded at invoiced amounts and do not bear interest. Unbilled accounts receivable represent revenue recognized on contracts for which invoices have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date.

The proceeds from sales transactions with end-customers are charged through credit cards and processed by authorized payment gateways which subsequently deposit the funds into the Company’s bank accounts on a scheduled payments cycles of no later than a few weeks following the transaction date.

The Company charges customers for products at the time the order is placed and subsequently arranges shipment of the goods to the customer.

i.    Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly. As of December 31, 2025, and 2024 there is no provision for slow-moving and obsolescent inventory.

Cost of inventories is as follows:

Raw materials - at cost of purchase, determined using the average cost method.

Work in progress and finished goods - based on average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

In the current reporting period, the Company revised its raw materials measurement policy and transitioned from applying the FIFO method to the average cost method. The new method provides more reliable and relevant information. As the effect of this change is not material, the Company has elected not to restate the comparative figures.

j.    Restricted cash:

Restricted cash is considered by the Company to be deposits held by financial institutions which are used mainly as security for guarantees.

k.    Deferred taxation:

The Company accounts for income taxes in accordance with the asset and liability method.  Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and losses carried forward.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the date of enactment or substantive enactment.

Current income taxes are recognized for the estimated income taxes payable for the current year.

Deferred income tax assets are recognized to the extent that management believes that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

l.   Impairment of non-financial assets:

Non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of the non-financial asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to dispose), the asset is written down and impairment charge is recognized accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit (i.e. the smallest class of assets to which the asset belongs that generates cash inflow that are largely independent of cash inflows from other assets).

During the years ended December 31, 2025, and 2024 no impairment charges of non-financial assets were recognized.

m.    Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer liability takes place either:

1.In the principal market for the asset or liability, or

2.In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of fair value hierarchy

The financial instruments presented in the consolidated statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 are observable either directly or indirectly.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

n.    Financial instruments:

1.Financial assets:

The Company classifies its financial assets based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company's accounting policy for the relevant category is as follows:

Amortized cost

These assets arise principally from the provision of goods and services to customers (e.g., trade accounts receivable, restricted cash and other accounts receivable) but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

2.Financial Liabilities:

The Company classifies its financial liabilities into one of the following categories:

Amortized cost

These liabilities include trade accounts payable, accrued liabilities, loans and Liability to Agricultural Research Organization, initially recognized at fair value plus transaction costs that are directly attributable to the issue of the instrument and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

Fair value through profit or loss

These financial liabilities can be settled in equity instruments but nevertheless do not meet the definitions of equity instruments.

The Company measures those financial liabilities at fair value. Transaction costs are recognized as profit or loss. After initial recognition, changes in fair value are recognized in profit or loss.

Warrants and convertible loans that are denominated in a currency other than the functional currency of the Company are considered derivative liability and were classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants and convertible notes were measured at fair value and the changes in fair value in each reporting period was recognized in profit or loss.

3.Derecognition:

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

Financial Liabilities

Financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

The terms of a financial liability are substantially different if the discounted cash flows under the new terms are at least 10% different from the discounted remaining cash flows of the original financial liability.

4.Impairment of financial assets:

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried out at amortized cost. As of December 31, 2025, and 2024 there is no evidence of impairment.

The expected credit loss (“ECL”) for trade accounts receivable is measured using the simplified method in accordance with IFRS 9, which requires an estimation of the lifetime expected credit loss for trade accounts receivable.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

As of December 31, 2025, and 2024, ECL for trade and other accounts receivable were $0 and $0 respectively.

o.    Operating Segment:

An operating segment is a component of the Company that meets the following three criteria:

1.Engaged in business activities from which it may earn revenues and incur costs; and

2.Operating results are regularly reviewed by the Company's chief operating decision maker to make decisions about allocated resources to the segment and assess its performance; and

3.For which separate financial information is available.

Segment revenue and segment costs include items that are attributable to the relevant segments and items that can be allocated to segments. Items that cannot be allocated to segments include the Company's financial income and expenses and income tax.

The Company's chief operating decision maker is the chief executive officer.

See note 26 regarding geographical and segmental information.

p.    Share-based compensation:

Equity‑settled share options and warrants granted to employees and service providers are measured at their fair value on the grant date and recognized as an expense in the Consolidated Statements of Loss and Other Comprehensive Loss over the vesting period. Fair value is determined using an option‑pricing model (such as Black‑Scholes), taking into account the terms and conditions of the grant, including the exercise price, expected volatility, expected life of the instrument, risk‑free interest rate and expected dividend yield.

Restricted Stock Units (RSUs) granted to employees are measured at their fair value on the grant date and recognized as an expense in the Consolidated Statements of Loss and Other Comprehensive Loss over the vesting period. The fair value of the RSUs is generally determined based on the market price of the Company’s common shares on the grant date, as the awards have no exercise price and do not contain market‑based performance conditions unless otherwise specified.

Non‑market vesting conditions are taken into account by adjusting the number of awards expected to vest at each reporting date. As a result, the cumulative amount recognized over the vesting period reflects the number of equity instruments that are ultimately expected to vest.

q.    Liability for Agricultural Research Organization:

The Company recognizes royalties payable to The Agricultural Research Organization - Volcany Institute (the "ARO") as a financial liability in accordance with IFRS 9. Royalties are measured at the present value of the expected future payments under contractual arrangements. Liability is initially recognized when the related revenue is earned, and the obligation becomes probable and reliably measurable. Subsequent measurement is at amortized cost using the effective interest method.

Changes in estimates of future royalties, including adjustments for sales volumes or contractual terms, are recognized as a reduction in general and administrative expenses.

Royalties expense is presented within general and administrative expenses in the Statements of Loss and Other Comprehensive Loss. The corresponding liability is presented as Liability for Agricultural Research Organization or Other accounts payable in the Statement of Financial Position.

r.    Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Costs include spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Class	%
Computers and others related	33
Furniture and office equipment	7-33
Leasehold improvements	10-30
Laboratory equipment	10-15
Factories	7-33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end, and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

s.    Revenue recognition:

Revenue is recognized in accordance with IFRS 15 Revenue from Contracts with Customers. Under IFRS 15, revenue is recognized when (or as) control of the promised goods or services transfers to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company identifies each contract with a customer, determines the separate performance obligations, establishes the transaction price, allocates the consideration to the performance obligations based on their relative stand‑alone selling prices, and recognizes revenue as performance obligations are satisfied.

The Company generates revenue from two primary sources:

(1) In the products business unit, the Company derives its revenue from selling and transferring goods.

(2) In the CDMO Services business unit, the Company derives its revenue through completing an end-to-end service activity for the research, development and manufacturing of specific plant-based active molecules.

Sales of goods

Revenue from product sales is recognized at a point in time, when control of the goods is transferred to the customer. Control typically transfers to shipment or delivery, depending on the contractual terms.

Revenue is measured at the transaction price, net of estimated returns, rebates, discounts, and any variable consideration, to the extent that it is not subject to significant reversal.

The Company evaluated principal versus agent considerations to determine whether it is appropriate to record platform fees on one of its e-commerce platforms as an expense or as a reduction of revenue. Platform fees are recorded as expenses and are not recorded as a reduction in revenue because the Company controls all the goods before they are transferred to the customer. The Company is subject to credit risk, establishes prices of its products, determines who delivers the goods to the customer and can limit quantities or stop selling the goods at any time. Based on these considerations, the Company is the principal in this arrangement.

The right of return gives rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred. To estimate the variable consideration to which it will be entitled, the Company applied the ‘most likely amount’ method. The Company includes in the transaction price amounts of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Company updates its estimates of variable consideration.

Providing services

The Company’s CDMO Services business unit revenue is recognized at a point in time, upon completion of the contractually defined performance obligation and when control of the completed service output is transferred to the

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

customer. These arrangements do not meet the criteria for over‑time revenue recognition under IFRS 15, and therefore revenue is recorded only upon delivery of the completed milestone or output.

Deferred revenues

A deferred revenue is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Financing components

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Consequently, the Company does not adjust any of the transaction prices for the time value of money.

t.    Provisions:

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

u.    Leases:

Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets incurred, and lease payments made at or before the commencement date fewer any lease incentives received. The cost of right-of-use assets comprises the amount of the initial measurement of the lease liability; lease payments made at or before the commencement date less any lease incentives received; and initial direct costs incurred. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period during which the event or condition that triggers the payment occurs.

Lease term:

The term of a lease is determined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option period covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

Depreciation of a right-of-use asset:

Subsequent to the inception of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accumulated impairment losses, and is adjusted for re-measurements of the lease liability. Depreciation is measured using the straight-line method over the useful life or contractual lease term, whichever ends earlier.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

payments). The lessee will recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset, until the carrying amount is reduced to zero.

v.    Issuance costs:

The Company allocates incremental costs that are directly attributable to issuing new shares to equity, net of any income tax benefit. Costs related to the stock market listing, or those that are not incremental and directly attributable to issuing new shares, are recognized as an expense in the Statement of Loss and Other Comprehensive Loss.

w.   Cost of revenues:

The cost of revenues consists of costs associated with manufacturing the goods sold by the Company in the period. Costs of revenues include direct costs, such as labor and raw materials, or indirect costs, such as machinery depreciation, warehouse utilities, stock-based compensation, and amortization of right of use assets.

The Company includes in the cost of revenues also referral fees and fulfillment expenditures which consist of receiving, segregating and storing the goods, picking, packing and shipping the goods and any reverse logistics when a return from customers occurred.

x.     Research and development expenses:

Expenditure relating to research and development is expensed in the period incurred. Research and development expenses consist of both internal and external costs and include salaries and benefits, materials and supplies, external research, preclinical and clinical development expenses, stock-based compensation and facilities costs. Facilities primarily include the allocation of rent, utilities and depreciation.

Since the Company's research and development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, research and development expenses are recognized in profit or loss when incurred.

y.    Sales and marketing expenses:

Sales and marketing costs are expended in the period incurred. Marketing costs consist of advertising and promotion activities and include search engine marketing, such as display ads and keyword search terms, and various other forms of digital advertising, direct costs, such as sales personnel labor or indirect costs, such as stock-based compensation and amortization of right of use assets.

z.    Earnings (Loss) per share:

Basic and dilutive earnings or loss per share are calculated as net profit or loss attributed to the Company, divided by the weighted average number of outstanding common shares, during the period. The Company presents basic and diluted loss per share of the same amount for the reporting period. As the Company incurred a net loss, all potential common shares are considered anti-dilutive under IAS 33 Earnings per Share. Consequently, there is no difference between basic and diluted loss per share.

NOTE 3- Critical Accounting Estimates and Judgements:

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

a.Liability for Agricultural Research Organization:

At each reporting date, the Company measures the net present value of the Liability to Agricultural Research Organization based on an estimated expected payment schedule, determined as a percentage of revenues subject to a minimum amount, and discounted using an appropriate discount rate.

b.Incremental borrowing rate:

The Company measures lease liabilities at the present value of future lease payments, discounted using the incremental borrowing rate (“IBR”) when the interest rate implicit in the lease cannot be readily determined. Determining the IBR requires judgment and involves estimating reference interest rates, credit risk adjustments, lease term assumptions and economic environment factors.

NOTE 4 – Trade Accounts Receivable:

	As at December 31,
	2025	2024
Credit-cards through Payment’s gateway	1,102	996
Unbilled receivables	879	120
Total	1,981	1,116

NOTE 5 - Other Accounts Receivable:

	As at December 31,
	2025	2024
Prepaid expenses	595	441
Government institutions	262	226
Advances to suppliers	68	15
Deposits	10	13
Total	935	695

NOTE 6 -Inventory:

	As at December 31,
	2025	2024
Raw materials	839	557
Work in progress	2,511	2,287
Finished goods	1,209	811
Total	4,559	3,655

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 7 – Property, Plant and Equipment, Net:

	Laboratory equipment	Furniture and office equipment	Leasehold improvements	Computers and other related	Factories	Total
Cost:
As of January 1, 2024	830	89	400	127	4,176	5,622
Additions	60	-	-	11	4,204	4,275
Disposals (*)	-	-	-	-	-	-
As of December 31, 2024	890	89	400	138	8,380	9,897
Additions	105	2	-	1	932	1,040
Reclassifications	-	-	-	(4)	4	-
Disposals (*)	(165)	-	(157)	(97)	(12)	(431)
As of December 31, 2025	830	91	243	38	9,304	10,506
Accumulated depreciation:
As of January 1, 2024	739	53	246	115	543	1,696
Additions	31	9	23	9	379	451
Disposals (*)	-	-	-	-	-	-
As of December 31, 2024	770	62	269	124	922	2,147
Additions	35	8	21	8	392	464
Reclassifications	-	(5)	5	-	-	-
Disposals (*)	(165)	-	(157)	(97)	(12)	(431)
As of December 31, 2025	640	65	138	35	1,302	2,180
Net Book Value:
As of December 31, 2025	190	26	105	3	8,002	8,326
As of December 31, 2024	120	27	131	14	7,458	7,750

(*) The disposals relate solely to assets that had become fully depreciated and were derecognized as they were no longer in operational use.

Equipment purchase agreement

In April 2024, the Company entered an equipment purchase agreement for purchasing 12 GMP (Good manufacturing practices standards) cleanrooms and laboratory spaces. The purchase price was NIS 13,000 ($3,532) and agreed to be paid as follows:

-NIS 4,000 ($1,087) were paid on April 1, 2024

-NIS 9,000 ($2,445) in 24 equal monthly installments of NIS 375 ($102) commencing on April 1, 2024

As of December 31, 2025, the outstanding due amount is NIS 750 ($235).

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 8 – Leases:

The Company leases several facilities in Israel from which it operates. The Company also leases certain items of property and equipment which contain a lease of vehicles.

All leases are stated in Israeli New Shekel (“NIS”) and accounted for by recognizing a right-of-use asset and a lease liability except for:

1.Leases with low value assets; and

2.Leases with a duration of 12 months or less.

a)In December 2020, BioHarvest signed a lease extension agreement for a property at Rehovot, Israel, which ends on May 31, 2024. According to the terms of this agreement, BioHarvest has an extension option for 3 additional years for all of BioHarvest’s spaces at this location. BioHarvest exercised the extension option for 1 additional year for some of the property until May 31, 2025. The annual lease commitment is approximately $270. The incremental borrowing rate is 6.50%.

On June 1, 2025, the Company amend its lease agreement with the lessor for its Rehovot laboratories and offices facilities, until May 2028. The Company has the option to terminate the lease agreement (partially or completely) within the lease period. The average monthly fees are NIS 63 ($18) subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At the commencement of the lease, the Company believes it is probable that the lease agreement will be partially terminated early. The incremental borrowing rate is 12.75%.

b)BioHarvest leases several cars. The lease period is for 3 years. The annual lease commitment is approximately $92.

c)In October 2020, BioHarvest entered into a lease agreement with Sugart Ltd. Under the terms of the agreement, BioHarvest will invest in the required capital equipment for its technology as well as appropriate capital upgrades needed for Sugart’s existing manufacturing facility. The facility is located in Yavne, Israel, and will be leased for a period of 10 years. The annual lease commitment is approximately $130. The incremental borrowing rate is 6.50%.

On January 16, 2025, the Company revised its lease agreement with the lessor for its Yavne manufacturing facility until September 2025, subject to 2 extension options for an additional 6 months each. The average monthly fees are NIS 101 ($28), including an annual increase and other adjustments, subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At the commencement of the lease, the Company believes it is probable the 2 extension options for an additional total of 1 year will be exercised. During September 2025, the Company exercised the first extension option for additional 6 months. The incremental borrowing rate is 12.75%.

d)In April 2024, BioHarvest entered into a lease agreement for leasing approximately 10,300 square meters facility in Yavne, Israel (“Yavne 2 facility”) from April 1, 2024, until September 30, 2030, subject to 2 extension options for an additional 5 years each. The average monthly fees are NIS 328 ($88), including an annual increase and other adjustments, subject to the Consumer Price Index published by the Israeli Central Bureau of Statistics.

At lease commencement, the Company believes it’s probable the 2 extension options for an additional total of 10 years will be exercised. The incremental borrowing rate is 9.80%.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

Right-of-Use Assets, net

	Buildings	Vehicles	Total
As of January 1, 2024	1,789	56	1,845
Additions	8,194	157	8,351
Modification	(758)	-	(758)
Index adjustments	382	4	386
Amortization	(749)	(51)	(800)
As of December 31, 2024	8,858	166	9,024
Additions	399	-	399
Modification	(78)	(7)	(85)
Index adjustments	225	3	228
Amortization	(1,082)	(78)	(1,160)
As of December 31, 2025	8,322	84	8,406

Lease liabilities

	Buildings	Vehicles	Total
As of January 1, 2024	1,737	70	1,807
Additions	8,194	143	8,337
Lease payments	(511)	(68)	(579)
Modification	(751)	-	(751)
Interest expense	663	8	671
Index adjustments	382	4	386
Foreign exchange movements	40	2	42
As of December 31, 2024	9,754	159	9,913
Additions	399	-	399
Lease payments	(1,290)	(92)	(1,382)
Modification	(78)	(7)	(85)
Interest expense	997	10	1,007
Index adjustments	225	3	228
Foreign exchange movements	1,440	15	1,455
As of December 31, 2025	11,447	88	11,535

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 9 - Derivative Liability - Warrants:

(i)A summary of changes in share purchase warrants issued by the Company during the years ended December 31, is as follows:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, December 31, 2023	518,174	7.77
Reclassification as an equity instrument	(518,174)	7.77
Balance, December 31, 2024	-	-
	-	-
Balance, December 31, 2025	-	-

As the warrants issued by the Company had an exercise price denominated in Canadian dollars, which differs from the Company’s functional currency, they did not qualify for classification as equity.  These warrants were classified as warrant liability and were recorded initially at fair value and revalued at each reporting date, using the Black-Scholes valuation method. Changes in fair value for each period were included in the Statements of Loss and Other Comprehensive Loss for the period.

On March 28, 2024, all existing warrant holders as of December 31, 2023, agreed to convert the exercise price of the warrants from Canadian dollars to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in USD which is the Company’s functional currency, the Company reclassified the warrants as an equity instrument.

Any new warrants issued by the Company during 2024 had an exercise price dominated in USD and as such qualify for classification as an equity instrument.

The Company uses the Black-Scholes option pricing model to estimate the fair value of the warrants at the issuance date and at the end of each reporting period.

(ii)The following assumptions were used to estimate the fair value of the warrants:

March 31, 2024
Expected life of warrants	1.58 years
Expected volatility	50%
Expected dividend yield	0%
Risk-free interest rate	4.79%
Market Price of common share	CAD 9.80
Exercise price	USD 7.77

The Company considers the expected volatility of the shares of comparable companies and its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the warrants was based on the yield available on Canadian government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

The total expense recorded for the year ended December 31, 2025, was $0 (December 31, 2024, expense of $408).

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 10 - Loans:

A.Short-term loans:

For the years ending December 31, 2025, and 2024, the Company borrowed from private investors $5,094 under the following terms:

1)The Company will pay a 16% annual interest rate, with equal payments to be made monthly against both principal and interest.

2)The Company will pay a 20% annual interest rate with a payment of both principal and interest at the end of the loan term.

Any loan amount will have a term of 12 months from the date the funds are received.

See note 17 for further information regarding related parties transactions involved in these loans.

A summary of movements of principal and interest during the years ended December 31, 2025, and 2024, is as follows:

	16%	20%	Total
Balance as of January 1, 2024	-	-	-
Proceeds from drawing loans	1,510	1,907	3,417
Accrued interest recognized in Profit or loss	26	34	60
Repayment of principal and interest	(103)	-	(103)
Balance as of December 31, 2024	1,433	1,941	3,374
Proceeds from drawing loans	1,040	637	1,677
Accrued interest recognized in Profit or loss	223	449	672
Repayment of principal and interest	(2,603)	(2,454)	(5,057)
Debt redemption upon issuance of convertible loan facility (*)	-	(573)	(573)
Balance as of December 31, 2025	93	-	93

The outstanding balance is presented as short-term loan.

(*) On September 19, 2025, an existing lender redeemed their principal and accrued interest upon issuance of convertible loan facility (Note 10D).

B.Unconverted portion of Convertible loan A:

On maturity date of Convertible loan A (Note 14a) an amount of $521 of unconverted portion of Principal Loan Amount and any interest accrued up to the maturity date is due for immediate payment. The Company accrue interest of 9% per annum over the due amount from the maturity date up to the date it will fully repay.

	Unconverted Principal Loan Amount and interest	Interest up to fully repay	Total
Balance as of January 1, 2024	-	-	-
Reclassification of unconverted portion of Principal Loan Amount and interest	521	-	521
Accrued interest recognized in Profit or loss	-	10	10
Balance as of December 31, 2024	521	10	531
Accrued interest recognized in Profit or loss	-	41	41
Repayment of principal and interest	(521)	(51)	(572)
Balance as of December 31, 2025	-	-	-

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

C.Returning investor notes:

For the year ended December 31, 2025, the Company received $3,925 as part of new loan facilities, available for lenders who participated in convertible loan B (Note 14b).

On April 11, 2025, the Company announced the first closing date of the offer and issued notes for an aggregate amount of $3,848.

On June 3, 2025, the Company announced the second closing date of the offer and issued notes for an aggregate amount of $77.

The loans bear interest at a rate of 5%, 10% and 12% per annum, paid on a quarterly or annually basis. The term of the loans is 24 months from the closing dates.

Any accrued interest for the period between proceeds of the loans and issuance of the notes will be added to the principal amount of the notes as incremental principal.

As additional compensation, the Company extended 503,033 Early Conversion Warrants, 257,143 Major Investor Warrants and 64,986 warrants that were accounted as shared based compensation held by the lenders for additional 24 months (Notes 12f, 10g and 13s).

The Company accounted for these transactions in accordance with the treatment of an issuance of freestanding instruments issued together. Firstly, the Company measured the value of the liability loan component (principal and interest), at fair value. Secondly, the remainder of the transaction price was allocated to the hybrid instrument as an equity component which represents the value of the warrant extension for 24 months.

The initial adjustments to the fair value of the liability component were accounted for as discount debt to the notes and as an equity reserve. The discount debt is amortized to profit and loss on straight line basis over the contractual life of the notes to reflect its fair value at each reporting period.

	5%	10%	12%	Total
Balance as of December 31, 2024	-	-	-	-
Proceeds from drawing loans	500	2,038	1,387	3,925
Accrued interest recognized as incremental principal	2	2	18	22
Repayment of principal and interest	-	(144)	-	(144)
Recognition of debt discount	(37)	(331)	(181)	(549)
Amortization of debt discount	37	144	124	305
Accrued interest recognized in Profit or loss	11	144	103	258
Debt redemption upon exercising of Early conversion warrants (*)	(513)	(185)	(699)	(1,397)
Balance as of December 31, 2025	-	1,668	752	2,420

The outstanding balance is presented as long-term loan.

(*) On September 19, 2025, lenders redeemed some or all of their outstanding loan balance by cash-less exercising of warrants. 198,738 Early conversion warrants, 5,230 warrants issued on June 28, 2024, and 10,948 warrants that were accounted as shared based compensation, were exercised as part of the cash-less transactions (Notes 12f, 12i, 13s and 13t).

D.Convertible loan facility:

For the year ended December 31, 2025, the Company received $6,800 as part of a new convertible loan facility. In addition, existing lenders under the Short-term loans redeemed their outstanding loan balance of $573 by entering to the convertible loan facility (Note 10A), as well as pre-funded $200 entered to the convertible loan facility.

The convertible loan facility will bear interest at a rate of 8% per annum, paid on an annual basis. The term of the convertible loan is 36 months from the closing date (the “Maturity Date”). The lender may, at any time following 12 months from the closing date (the “First Anniversary”), prior to the Maturity Date, elect to convert any unconverted

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

portion of the principal amount together with the accrued interest into common shares at the Conversion Price (as defined below).

The conversion price is the price per share (the “Conversion Price”) that is equal to Closing Market Average (as defined below) of the Company’s common shares on the date of conversion less a discount of 20% but in any event not less than the Closing Market Price on the date of issuance (the “Floor Price”) and not higher than three times the Floor Price if converted after the First Anniversary and before 24 months following the closing date (the “Second Anniversary”) and five times the Floor Price if converted after the Second Anniversary.

The closing market average is the average of the published closing price (the “Closing Market Average“) of the common shares of the Company for the 20 days prior to conversion.

Any accrued interest for the period between proceeds of the funds and issuance of the convertible notes will be added to the principal amount of the convertible notes as incremental principal.

In case of an equity offering of not less than $1,000 is made by the Company (the "Equity Offering") after the Closing Date, the holder will have the option to convert the entire principal amount and any interest accrued up to and including the closing date of the Equity Offering into common shares at the same price as the Equity Offering.

On September 19, 2025, the Company announced the first closing of $7,452 convertible loans.

On September 29, 2025, the Company announced the second closing of $151 convertible loans.

As of December 31, 2025, $56 out of the total amount received was not issued and remain open.

On each closing date, the Company offered the convertible loan holders the opportunity to convert any unconverted portion of the principal amount together with the accrued interest into common shares at a conversion price of $6.50.

On September 19, 2025, the Company issued 1,146,474 common shares as a result of the conversion of $7,452 at a conversion price of $6.5.

On September 29, 2025, the Company issued 23,284 common shares as a result of the conversion of $151 at a conversion price of $6.5.

The Company recorded finder’s fees of $503 in connection with the transactions.

Balance as of December 31, 2024	-
Proceeds from drawing loans	6,800
Accrued interest recognized as incremental principal	86
Debt redemption upon issuance of convertible loan facility (Note 10A)	573
Pre-funded proceed entering as convertible notes	200
Conversion of convertible notes into common shares	(7,603)
Balance as of December 31, 2025	56

The outstanding balance is presented as short-term loan.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 11 – Other Accounts Payable:

	As at December 31,
	2025	2024
Government institutions	411	492
Liability for Agricultural Research Organization	105	1,284
Employees	1,528	1,234
Advance payments from payment gateway	-	397
Others	129	202
Total	2,173	3,609

NOTE 12 - Share Capital:

	Number of shares
	December 31, 2025	December 31, 2024
	Issued and outstanding	Issued and outstanding
Common shares	22,666,842	17,327,716

Ordinary Shares:

Ordinary Shares confer upon their holders, the right to receive notice of, and to participate in, all general meetings of the Company, to vote in such meetings, to receive dividends, and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company.

Balance as of December 31, 2023	13,676,798
Issuance of units of securities (Note 12e)	603,904
Exercise of employee and consultant stock options (Note 12c)	106,132
Conversion of convertible loans into equity (Note 12d)	2,940,882
Balance as of December 31, 2024	17,327,716
Issuance of shares upon vesting of RSUs (Note 12j)	11,114
Exercise of investor warrants (Notes 12h and 12l)	1,291,523
Issuance of shares in public offering (Note 12m)	2,846,854
Exercise of employee and consultant stock options and warrants (Notes 12i and 12k)	19,877
Conversion of convertible loans into equity (Note 12g)	1,169,758
Balance as of December 31, 2025	22,666,842

a.The Company is authorized to issue an unlimited number of common shares.

b.On May 27, 2024, the Company’s shareholders approved a 35-for-1 share consolidation, (hereinafter referred to as the 35:1 Share Consolidation) of the Company’s common shares pursuant to which the holders of the Company’s common shares received one common share in exchange for every 35 common shares held. The 35:1 Share Consolidation was approved by the Canadian Securities Exchange and is effective from June 3, 2024. All common shares (issued and unissued) were consolidated on the basis that every 35 common shares of no-par value were consolidated into 1 common share of no-par value.

c.During 2024 the Company issued 106,132 common shares as a result of exercise of options. The increase in share capital and premium as a result of this transaction is $408.

d.During 2024 the Company issued 2,940,882 common shares as a result of the conversion of convertible loans. Based on the terms of the convertible loans, upon conversion, the Company also issued 1,359,216 Early Conversion warrants with an exercise price of $7.77. 1,178,501 warrants are exercisable until October 30, 2025, and 180,715 are exercisable

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

until December 22, 2025. The increase in share capital and premium as a result of this transaction is $22,823 which consist of $20,527 as a result of the conversion of convertible loans into common shares and $2,296 as a result of issuance of the warrants.

e.On June 28, 2024, the Company completed a private placement financing by issuing 603,904 units at a price of $7.17 per unit. Each unit consists of one common share of the Company and one quarter (1/4) of one $7.68 warrant and one quarter (1/4) of one $11.52 warrant. Each whole $7.68 warrant will entitle the holder to purchase one common share and is exercisable for a period of 6 months. Each whole $11.52 warrant will entitle the holder to purchase one common share and is exercisable of a period of 18 months. The total proceeds from the private placement were $4,330. The increase in share capital and premium as a result of this transaction is $4,330.

f.During 2025 the Company extended the expiry date of 503,033 Early Conversion Warrants and 257,143 Major Investor Warrants by additional 24 months in connection with the new loan facilities (Note 10C).

g.On September 19, 2025, as part of the Equity Offering, the Company issued 1,169,758 common shares as a result of the conversion of convertible loans (Note 10D). The net increase in share capital and premium as a result of this transaction is $7,236.

h.On September 19, 2025, as part of the Equity Offering, the Company issued 1,102,244 common shares as a result of the exercise of 836,361 Early Conversion Warrants, 143,921 Major Investor warrants and 121,962 warrants issued on June 28, 2024 (Note 10C). The net increase in share capital and premium as a result of this transaction is $7,031. The exercise price of the exercised warrants was reduced from $7.77 and $11.52 to $6.50 per share.

i.On September 19, 2025, as part of the Equity Offering, the Company issued 10,948 common shares as a result of exercise of warrants (Note 13t). The net increase in share capital and premium as a result of this transaction is $71.

j.During 2025 the Company issued 11,114 common shares in lieu of vested RSUs.

k.During 2025 the Company issued 8,929 common shares as a result of exercise of options. The increase in share capital and premium as a result of this transaction is $36.

l.In October 2025, the Company issued 189,279 common shares as a result of the exercise of 72,169 Early Conversion Warrants and 117,110 Major Investor warrants. The net increase in share capital and premium as a result of this transaction is $1,471.

m.On November 11, 2025, the Company completed a public offering of its common shares. As part of the offering, the Company issued 2,846,854 common shares at a price of $7.00 per share. Transaction costs directly attributable to the issuance of the shares, including underwriting fees and commissions, legal and accounting costs, amounting to $1,666. The net increase in share capital and premium as a result of this transaction is $18,262.

n.The following table summarizes information about the warrants outstanding as at December 31, 2025:

Warrants Outstanding
December 31, 2025	Exercise Price	Expiry Date
257,143	$7.77	October 30, 2027
276,567	$7.77	October 30, 2027
22,994	$7.77	December 22, 2027
556,704	-	-

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 13 - Share Based Compensation:

Stock Options awards under Equity Incentive Plan:

a.Options granted under the Company's 2025 Equity Incentive Plan (the "Plan") are exercisable within 10 years from the date of grant upon payment of the exercise price as indicated in the Plan.

b.On February 20, 2024, the Company granted employees and consultants 2,857 options to purchase shares of the Company at CAD 7.875 ($5.95) per share. The options will be exercisable for a 10-year period. The options will vest quarterly over a 2-year period. The total value of the options granted is CAD 11 ($8).

c.On February 20, 2024, the Company granted employees and consultants 13,600 options to purchase shares of the Company at CAD 7.875 ($5.95) per share. The options will be exercisable for a 2-year period. The options will vest immediately in May 2024. The total value of the options granted is CAD 24 ($18).

d.On March 22, 2024, the Company granted employees and consultants 47,144 options to purchase the Company's shares at CAD 9.975 ($7.35) per share.  The options will be exercisable for a 10-year period. 11,429 options will vest quarterly over a 2-year period, 32,287 options will vest quarterly over a 3-year period, 2,857 options will vest quarterly over a 1-year period, 571 options will vest over a 18-months period. The total value of the options granted is CAD 237 ($175).

e.On March 22, 2024, the Company granted employees and consultants 22,857 options to purchase the Company's shares at CAD 9.975 ($7.35) per share. The options will be exercisable for a 3-year period. 14,286 options will vest quarterly over a 2.75-year period after a 3-months period from the date of the grant and 8,571 options will vest monthly over a 2.5-year period after a 6-months period from the date of the grant. The total value of the options granted is CAD 77 ($57).

f.On May 31, 2024, the Company granted employees and consultants 16,429 options to purchase the Company's shares at CAD 8.925 ($6.65) per share. The options will be exercisable for a 10-year period. The options will vest quarterly over a 3-year period. The total value of the options granted is CAD 75 ($55).

g.On November 15, 2024, the Company granted employees and consultants 111,998 options to purchase the Company’s shares at CAD 8.48 ($6.05) per share. The options will be exercisable for a 10-year period. 102,140 options will vest quarterly over a 3-year period, 5,428 options will vest quarterly over a 2-year period and 4,430 options will vest quarterly over a 1-year period. The total value of the options granted is $338.

h.On August 14, 2025, the Company granted employees and consultants 60,140 options to purchase shares of the Company at $9.22 per share under the Company’s plan. 43,712 options will vest quarterly over a 3-year period, 11,428 options will vest quarterly over a 2-year period and 5,000 options will vest monthly over a 2-year period. The total value of the options granted is $284.

i.On August 25, 2025, the Company granted employees, consultants and directors 18,572 options to purchase shares of the Company at $8.30 per share under the Company’s plan. The options will vest quarterly over a 3-year period. The total value of the options granted is $79.

j.On December 19, 2025, the Company granted employees and consultants 25,713 options to purchase shares of the Company at $5.23 per share under the Company’s plan. The options will vest quarterly over a 3-year period. The total value of the options granted is $78.

k.The following assumptions were used to estimate the fair value of the options using the Black-Scholes model:

	For the year ended December 31,
Inputs	2025	2024
Volatility	50%-60%	50%
Dividend Yield	0%	0%
Risk-Free Interest Rate	3.71%-3.97%	3.26%-4.58%

l.A summary of activity of options granted under the Company's Plan is as follows:

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

	December 31, 2025		December 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of period	1,902,090	6.30	1,807,456	6.15
Changes during the period:
Granted (Notes 13b-13j)	104,425	8.07	214,885	6.23
Exercised (Notes 12c and 12k)	(8,929)	4.04	(106,132)	3.67
Forfeited	(17,024)	6.79	(14,119)	5.89
Options outstanding at end of period	1,980,562	6.32	1,902,090	6.30
Options exercisable at period end	1,749,670	6.24	1,620,445	6.04

The options outstanding on December 31, 2025, had a weighted-average contractual life of 5.75 years (December 31, 2024: 6.5 years).

Restricted Stock Units (RSUs) Awards under Equity Incentive Plan:

m.RSUs granted under the Company's 2025 Equity Incentive Plan (the "Plan") are settled in common shares upon completion of the applicable vesting and performance conditions.

n.On April 26, 2024, the Company granted employees and consultants 20,000 restricted share units (“RSU”) under the Company’s plan with an expiry date of December 31, 2024. The RSU vesting is subject to the performance condition of achieving the Company’s specified targets in 2024.

o.On November 15, 2024, the Company granted employees and consultants 5,400 restricted share units (“RSU”) under the Company’s plan. The vesting period is 12 months following the grant date.

p.On November 21, 2025, the Company granted employees and consultants 6,400 restricted share units (“RSU”) under the Company’s plan. 5,400 RSUs will vest over 12 months following the grant date and 1,000 RSUs were fully vested on December 31, 2025.

q.A summary of activity of RSUs granted under the Company's Plan is as follows:

	December 31, 2025		December 31, 2024
	Number of RSUs	Weighted Average Share Price	Number of RSUs	Weighted Average Share Price
RSUs outstanding at beginning of period	25,400	6.51	-	-
Changes during the period:
Granted (Note 13p)	6,400	5.97	25,400	6.51
Vested (Note 12j)	(11,114)	6.34	-	-
Forfeited	(14,286)	6.64	-	-
RSUs outstanding at end of period	6,400	5.97	25,400	6.51

Warrants Issued to Service Providers:

r.On April 26, 2024, the Company granted employees and consultants 8,571 warrants to purchase the Company's shares at CAD 9.10 ($6.65) per share under the Company share option plan. The warrants will be exercisable for 2-year period. The total value of the warrants granted is CAD 24 ($18).

s.On April 11, 2025, the Company extended the expiry date of 64,986 warrants by additional 24 months in connection with the new loan facilities (Note 10C).

t.On September 19, 2025, as part of the Equity Offering, the Company reduced the exercise price of 10,948 warrants that were exercised from $7.66 to $6.50 per share (Notes 12i and 10C).

u.The following assumptions were used to estimate the fair value of the warrants using the Black-Scholes model:

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

	For the year ended December 31,
Inputs	2025	2024
Volatility	59%	50%
Dividend Yield	0%	0%
Risk-Free Interest Rate	4.21%	4.43%

v.A summary of activity of warrants granted to purchase the Company's Shares under the Company's Plan is as follows:

	December 31, 2025		December 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Warrants outstanding at beginning of period	73,557	7.54	64,986	7.66
Changes during the period:
Issued	-	-	8,571	6.65
Exercised (Note 12i)	(10,948)	7.66	-	-
Expired	-	-	-	-
Warrants outstanding at end of period	62,609	7.54	73,557	7.54

w.The following table summarizes information about the warrants outstanding as of December 31, 2025:

Warrants Outstanding
December 31, 2025	Exercise Price	Expiry Date
54,038	$7.66	October 25, 2027
8,571	$6.66	April 26, 2026
62,609

NOTE 14 – Convertible Loan:

The Convertible Loans are denominated in Canadian dollars and convertible into common shares based on the principal and interest balance. Therefore, the convertible loan is a hybrid instrument that includes a debt host contract and an embedded derivative liability.

As the instrument contains an embedded derivative, it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated as fair value through profit or loss are expensed as incurred.

The component of fair value changes relating to the company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss. There was no change in the company company’s own credit risk since the issuance of the convertible notes.

a.Convertible loan A:

In April 2022, the Company signed an agreement ("the Agreement") with certain lenders (the "Lenders"), according to which the Company authorized the sale and issuance to the Lenders of Convertible Loan (the "Convertible Loan") with aggregate principal amounts of $7,658 (CAD 10,034) closed in three tranches. The first tranche of $5,308 (CAD 6,878) closed on October13, 2022, the second tranche of $1,950 (CAD $2,613) closed on November 15, 2022, and the third tranche of $400 (CAD 543) closed on December 15, 2022, ("Principal Loan Amount").

The Company paid finder's fees of $124 in connection with the transaction.

The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the "Closing Date") up to and including the date that is 24 months following the Closing Date (the "Second Anniversary"). The Convertible Loan shall mature on the date that is twenty-four

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares of the Company at the Conversion Price.

The conversion price is the price per share (the “Conversion Price”) that is equal to:

(a)CAD 11.20, between and including the Closing Date and the date that is 90 days following the Closing Date;

(b)CAD 12.25, between and including the dates that are 91 days following the Closing Date and 180 days following the Closing Date;

(c)CAD 13.65, between and including the dates that are 181 days following the Closing Date and 270 days following the Closing Date;

(d) CAD 15.40, between and including the date that is 271 days following the Closing Date and the date that is one day prior to the Anniversary; or

(e)Occurs on or following the Anniversary the Discounted Conversion Price shall be:

•75% of the closing price of the shares, on the principal exchange on which the shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”) if the Closing Price is CAD 17.50 or less; or

•80% of the Closing Price, if the Closing Price is CAD 17.85 or greater.

In the event that the Discounted Conversion Price is less than CAD 9.10 per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price. In the event that the Discounted Conversion Price is greater than CAD 22.75 per Share, the Conversion Price shall not exceed:

•CAD 22.75, between and including the Anniversary and the date that is 90 days following the Anniversary;

•CAD 26.25, between and including the dates that are 91 days following the Anniversary and 180 days following the Anniversary;

•CAD 29.75, between and including the dates that are 181 days following the Anniversary and 270 days following the Anniversary; or

•CAD 33.25, between and including the date that is 271 days following the Anniversary and the date that is one day prior to the Maturity Date.

During 2024, the company issued 510,888 shares as a result of the conversion of $3,383 (principal and accrued interest) related to the Convertible loan A (Note 12d).

Convertible loan A
Balance as of December 31, 2023	4,503
Loss recognized in Profit or loss	55
Conversion of convertible loans (Note 12d)	(3,344)
Repayment of principal and accrued interest (*)	(693)
Reclassification into Loans (**)	(521)
Balance as of December 31, 2024	-

Convertible loan A	As of Maturity Date
Carrying amount	-
Amount to be paid at Maturity Date (principal + accrued interest)	1,214

(*) On Maturity Date, the unconverted portion of Principal Loan Amount and any interest accrued up to and including the date that is twelve months following the Closing Date amounted to $1,214. Following the Maturity Date and as of December 31, 2025, the Company repaid Lenders an amount of $693.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

(**) As of December 31, 2024, $521 unconverted portion of Principal Loan Amount and any interest accrued up to and including the date that is twelve months following the Closing Date were reclassified into Loans (Note 10B).

b.Convertible loan B:

In March 2023, the Company signed an agreement ("the Agreement") with certain lenders (the "Lenders"), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the "Convertible Loan") with aggregate principal amounts of $10,077 (CAD 13,622) closed in two tranches. The first tranche of $8,710 (CAD 11,786) closed on October 30, 2023, and the second tranche of $1,367 (CAD $1,836) closed on December 22, 2023, ("Principal Loan Amount").

The Company paid finder's fees of $148 in connection with the transaction.

The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 12% per annum from the closing date (the "Closing Date") up to and including the date that is 24 months following the Closing Date (the "Second Anniversary"). The Convertible Loan shall mature on the date that is twenty-four months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares of the Company at the Conversion Price.

The conversion price is the price per share (the “Conversion Price”) that is equal to:

•80% of the closing price of the shares, on the principal exchange on which the shares are listed (the “Exchange”), on the date of receipt of the Conversion Notice by the Company (the “Closing Price”).

•In the event that the Discounted Conversion Price is less than CAD 8.40 per Share (the “Floor Price”), the Conversion Price will be equal to the Floor Price.

•In the event that the Discounted Conversion Price is greater than CAD 26.25 per Share (the “Ceiling Price”), the Conversion Price will be equal to the Ceiling Price.

An investor who invests a minimum amount of CAD 2,700 will also receive upon closing an additional warrant (the "Major Investment Warrant") for each CAD 10.50 invested. Each Major Investment Warrant will be exercisable for a period of 24 months from the Closing Date of the convertible loan to purchase a common share of the Company at CAD 10.50 per share. On October 30, 2023, the Company issued 518,174 Major Investment Warrants. At the Issuance date these Warrants were classified as Derivative liability (Note 9).

On March 28, 2024, all Major Investment Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in USD which is the Company’s functional currency, the Company reclassified the Major Investment Warrants as an equity instrument.

As an incentive for early conversion, any investor who converts their investment amount within 12 months following the Closing Date of the convertible loan will receive a warrant for each CAD 10.50 converted (the "Early Conversion Warrant"). Each Early Conversion Warrant will be exercisable to purchase a common share of the Company at an exercise price of CAD 10.50 per share for a period expiring on the Maturity Date of the convertible loan.

On March 28, 2024, all Early Conversion Warrant holders agreed to convert the exercise price of the warrants from CAD to the equivalent in USD, based on the exchange rate at the dated of the approval of the Canadian Securities Exchange. Since the warrants have an exercise price denominated in USD, which is the Company’s functional currency, the Company reclassified the Early Conversion Warrants as an equity instrument.

During 2024, the company issued 1,699,018 shares as a result of the conversion of $10,500 (principal and accrued interest) related to the Convertible loan B and 1,359,216 Early Conversion Warrants to purchase shares of the Company at $7.77 per share.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

Convertible loan B
Balance as of December 31, 2023	11,727
Loss recognized in Profit or loss	2,548
Conversion of convertible loans (Note 12d)	(14,275)
Balance as of December 31, 2024	-

Convertible loan B	As of Maturity Date
Carrying amount	-
Amount to be paid at Maturity Date (principal + accrued interest)	-

c.Convertible loan C:

In April 2023, the Company signed an agreement ("the Agreement") with certain lenders (the "Lenders"), according to which the Company authorized the sale and issuance to the Lenders a convertible loan (the "Convertible Loan") with aggregate principal amounts of $3,440 (CAD 4,642) ("Principal Loan Amount").

The Company paid the finder’s fees of $31 in connection with the transaction.

The Principal Loan Amount, to the extent and for the period of time that such Principal Amount is unconverted, shall bear interest at a rate of 9% per annum from the closing date (the "Anniversary"). The Company will pay the Lenders, to the extent such interest is unconverted any interest accrued up to and including the date that is twelve months following the Closing Date on the Anniversary.

The Convertible Loan shall mature on the date that is twelve months following the Closing Date (the “Maturity Date”). Any unconverted portion of the Principal Loan Amount will be paid on the Maturity Date.

The Lenders may, at any time prior to the Maturity Date, elect to convert any unconverted portion of the Principal Loan Amount together with the accrued Interest thereon (the “Remaining Amount”), into common shares of the Company at the Conversion Price.

The conversion price is CAD 7.00 per share (the "Conversion Price").

During 2024, the company issued 730,976 shares as a result of the conversion of $3,764 (principal and accrued interest) related to Convertible loan C (Note 12d).

Convertible loan C
Balance as of December 31, 2023	4,303
Loss recognized in Profit or loss	900
Conversion of convertible loans (Note 12d)	(5,203)
Balance as of December 31, 2024	-

Convertible loan C	As of Maturity Date
Carrying amount	-
Amount to be paid at Maturity Date (principal + accrued interest)	-

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 15 – Liability For Agricultural Research Organization:

In March 2007, the Company entered into a Research and Exclusive License Agreement (the “Agreement”) with The Agricultural Research Organization – Volcani Institute (the “ARO”). The ARO granted the Company an exclusive worldwide license to use its patent as part of the manufacturing of red grape cell powder only. The ARO is entitled to receive 3% royalties from any sale of red grape cell powder products by the Company until the end of February 2026.

In September 2025, the Company and ARO executed an amendment to the existing agreement effective from January 2025, establishing updated payment terms. Under the revised terms, the total amount payable was set at $3,600. The Company is required to remit minimum quarterly payments of 1% of its quarterly revenue from sales of red grape cell powder products only. Such minimum payments were $79 for the first quarter of 2025, $96 for the second quarter of 2025, $105 for the third quarter of 2025, $115 for the fourth quarter of 2025, and will be $120 for each quarter thereafter through the first quarter of 2026 until the total payable amount is fully settled. Accordingly, the Company reassessed and remeasured the related liability to reflect the amended terms.

NOTE 16 - Financial Instruments and Risk Management:

The Company holds the following financial instruments:

Financial assets	2025	2024
Financial assets at amortized cost
Cash and cash equivalents	23,025	2,390
Trade accounts receivable	1,981	1,116
Other accounts receivable (*)	10	13
Restricted cash	433	371
	25,449	3,890
Financial liabilities
Financial liabilities at amortized cost
Trade accounts payable and Accrued liabilities	3,013	3,926
Other accounts payable (**)	2,068	2,325
Loans	2,569	3,905
Liability and Provision for Agricultural Research Organization (**)	2,540	2,696
Lease liabilities	11,535	9,913
	21,725	22,765

(*) Financial instruments that are included in other accounts receivable are deposits (Note 5)

(**) Payable amounts of Liability for Agricultural Research Organization are also presented in other accounts payable and therefore reclassed only for the purposes of this note (Note 11)

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures to these financial risks to limit any negative impact on the Company's financial performance and position. The Company's financial instruments are its cash, cash equivalents and restricted cash, trade and other accounts receivable, trade and other accounts payable, loans, accrued liabilities, liability for Agricultural Research Organization and lease liabilities. The main purpose of these financial instruments is to raise finance for the Company's operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company's financial instruments are mainly currency risk and liquidity risk. The Company has no interest rate risk as the balances exposure to interest is minimal. The risk management policies employed by the Company to manage these risks are discussed below.

a.Foreign currency risk:

Foreign exchange risk arises when the Company enters into transactions denominated in a currency other than its functional currency. The Company is exposed to currency risk to the extent that there is a mismatch between the currency in which it

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

is denominated and the respective functional currency of the company. The currencies in which some transactions are primarily denominated are CAD, USD and NIS.

The company's policy is not to enter into any economic hedging transactions to neutralize the effects of foreign currency fluctuations. The carrying amounts of the Company's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	As of December 31, 2025
	USD	CAD	NIS	Total
Assets
Cash and cash equivalents	21,750	5	1,270	23,025
Trade accounts receivable	1,377	-	604	1,981
Other accounts receivable	-	-	10	10
Restricted cash	10	-	423	433
	23,137	5	2,307	25,449
Liabilities
Trade accounts payable and Accrued liabilities	1,436	108	1,469	3,013
Other accounts payable	296	20	1,752	2,068
Loans	2,569	-	-	2,569
Liability for Agricultural Research Organization	2,540	-	-	2,540
Lease liabilities	-	-	11,535	11,535
	6,841	128	14,756	21,725

	As of December 31, 2024
	USD	CAD	NIS	Total
Assets
Cash and cash equivalents	2,279	84	27	2,390
Trade accounts receivable	506	-	610	1,116
Other accounts receivable	-	-	13	13
Restricted cash	11	-	360	371
	2,796	84	1,010	3,890
Liabilities
Trade accounts payable and Accrued liabilities	1,496	99	2,331	3,926
Other accounts payable	1,049	169	1,107	2,325
Loans	3,373	532	-	3,905
Liability for Agricultural Research Organization	-	-	2,696	2,696
Lease liabilities	-	-	9,913	9,913
	5,918	800	16,047	22,765

Analysis:

A 5% appreciation of the USD against the following currencies would have increased (decreased) Shareholders’ Equity  and the Loss and Other Comprehensive Loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

For a 5% depreciation of the USD against the relevant currency, there would be an equal and opposite impact on the Shareholders’ Equity and the Loss and Other Comprehensive Loss.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

	As of December 31, 2025		As of December 31, 2024
Linked Currency	Net Assets	Net Impact	Net Assets	Net Impact
CAD	(123)	(6)	(716)	(36)
NIS	(12,449)	(622)	(15,037)	(752)

b.Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities and the liability. The Company has no material obligation beyond one year except for loans, lease liabilities, liability for Agricultural Research Organization and cash in bank to finance its working capital in the near future.

The following tables detail the Company's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the repayment forecast of the management of the company.

December 31, 2025
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Trade accounts payable and Accrued liabilities	3,013	(3,013)	-	-	-	-	(3,013)
Other accounts payable	2,068	(2,068)	-	-	-	-	(2,068)
Loans	2,569	(155)	(3,016)	-	-	-	(3,171)
Lease liabilities	11,535	(1,744)	(1,365)	(1,296)	(1,267)	(15,791)	(21,463)
Liability for Agricultural Research Organization (*)	2,540	(580)	(480)	(480)	(480)	(1,404)	(3,424)
Total	21,725	(7,560)	(4,861)	(1,776)	(1,747)	(17,195)	(33,139)

December 31, 2024
	Book value	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	> 5 years	Total
Trade accounts payable and Accrued liabilities	3,926	(3,926)	-	-	-	-	(3,926)
Other accounts payable	2,325	(2,325)	-	-	-	-	(2,325)
Loans	3,905	(4,411)	-	-	-	-	(4,411)
Lease liabilities	9,913	(924)	(1,206)	(1,176)	(1,188)	(14,862)	(19,356)
Liability for Agricultural Research Organization (*)	2,696	(2,573)	(337)	-	-	-	(2,910)
Total	22,765	(14,159)	(1,543)	(1,176)	(1,188)	(14,862)	(32,928)

(*) Payable amounts of Liability for Agricultural Research Organization are also presented in other accounts payable and therefore reclassed only for the purposes of this note (Note 11)

c.Fair value of financial assets and liabilities:

The fair value of the Company's current financial assets and liabilities approximates their carrying amounts as their maturity date is less than 1 year and they do not bear a fixed interest rate.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

Reconciliation of fair value measurements that are categorized within Level 3 of the fair value hierarchy:

Derivative liability - Warrants	2025	2024
Balance as of January 1	-	526
Loss (income) recognized in Profit or loss	-	408
Reclassification as an equity instrument (Note 9)	-	(934)
Balance as of December 31	-	-

Convertible loan	2025	2024
Balance as of January 1	-	20,533
Conversion of convertible loans	-	(22,822)
Loss recognized in Profit or loss	-	3,503
Repayment of principal and accrued interest	-	(693)
Reclassification into Loans	-	(521)
Balance as of December 31	-	-

d.Financial instruments not measured at fair value:

Financial instruments not measured at fair value include cash and cash equivalents, restricted cash, trade and other accounts receivable, trade and other accounts payable, liability for Agricultural Research Organization, loans and lease liabilities. Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, trade and other accounts receivable, trade and other accounts payable and loans approximate their fair value.

The fair value of Liability to Agricultural Research Organization for December 31, 2025, and December 31, 2024, is not materially different to the carrying amount, since the interest rate used in the initial recognition is close to current market rates.

e.Capital management:

The Company seeks to maintain a capital structure which enables it to continue as a going concern. The Company's capital is provided by equity rising. The Company manages its capital structure through raising funds from shareholders. The Company has net cash and cash equivalents as of December 31, 2025, of $23,025 (2024 – $2,390). The Company has a history of operating losses and continues to require additional funding to support its planned activities. These conditions, together with the uncertainty regarding the timing and availability of additional financing, represent factors that raise substantial doubt about the Company’s ability to continue as a going concern.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 17 - Related Parties Transactions:

Related parties including the Company's CEO, CFO, Chairman and Directors.

Related party transactions:

For the year ended December,	2025	2024
Compensation for key management personnel of the Company:
CEO Management fees	576	532
Chairman management fees	420	429
CFO Management fees	210	54
Directors management fees	215	128
Share-based payment to CFO	4	1
Other related party transactions:
Accrued interest to a close member of the chairman (*)	107	4
Accrued interest to the CFO (*)	29	2
Issuance of units of securities to directors (**)	-	50
Issuance of shares to directors (***)	11	142
Share-based payments to directors (****)	39	21

Related party balances:

For the year ended December,	2025	2024
Due to the CEO	196	231
Due to (from) the Chairman (*)	(56)	688
Due to the CFO (*)	62	199

Bonus plan

The Company's Chairman, CEO, CFO and key management employees are entitled to receive an annual bonus based on performance.

(*) Short-term loans

For the years ended December 31, 2025, and 2024, in connection with the borrowing disclosed in note 10A, a close member of the Chairman and the CFO, each separately, have lent to the Company an aggregate amount of $660 and $157, respectively. As of December 31, 2025, the Company had no outstanding balances in respect of the loans received from related parties. All such loans were fully repaid during 2025.

(**) Issuance of unit of securities

On June 28, 2024, in connection with the private placement financing disclosed in note 12e, director of the Company participated by investing an aggregate amount of $50 which resulted in the issuing of 7,000 units.

(***) Issuance of shares to Directors

On March 28, 2024, in connection with the issuance of convertible loan A, disclosed in note 14a, director of the Company converted his carrying amount which consist of principal and accrued interest into 21,744 common shares.

On September 19, 2025, as part of the Equity Offering, director of the Company exercised 1,750 warrants.

(****) Issuance of options to Directors

On August 25, 2025, the Company granted directors 18,572 options to purchase shares of the Company at $8.30 per share under the Company’s share option plan.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 18 - Revenue:

Effective January 1, 2024, the Company has two business units: the Products business unit and the CDMO Services business unit.

1.In the products business unit, the Company generates revenue by selling products through its online platform, with revenue recognized upon transfer of control and delivery of goods.

2.In the CDMO Services business unit, the Company generates revenue by providing end‑to‑end development and manufacturing services performed on the Company’s premises.

See Note 26 regarding geographical and segmental information.

NOTE 19 - Cost of Revenues:

	For the year ended December 31,
	2025	2024
Wage and salaries	3,327	2,312
Share based compensation	40	110
Materials	1,265	967
Subcontractors	7,885	6,864
Depreciation and amortization	765	518
Exporting	363	100
Office maintenance, communication, travel and others	387	375
Total	14,032	11,246

NOTE 20 – Research and Development Expenses:

	For the year ended December 31,
	2025	2024
Wage and salaries	2,640	2,512
Share based compensation	90	127
Materials	213	223
Professional and legal fees	761	732
Patents	128	69
Depreciation and amortization	417	334
Office maintenance, communication, travel and others	1,063	800
Total	5,312	4,797

NOTE 21 – Sales and Marketing Expenses:

	For the year ended December 31,
	2025	2024
Wage and salaries	2,251	2,137
Share based compensation	145	175
Marketing, advertising and promotion	12,840	9,063
Depreciation and amortization	206	159
Office maintenance, communication, travel and others	370	199
Total	15,812	11,733

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

NOTE 22 - General and Administrative Expenses:

	For the year ended December 31,
	2025	2024
Wage and salaries	2,238	1,502
Share based compensation	323	189
Professional and legal fees	952	1,229
Reassessment of Provision to Agricultural Research Organization	(396)	(205)
Depreciation and amortization	236	240
Investor Relation	419	380
Office maintenance, communication, travel and others	1,155	1,066
Total	4,927	4,401

NOTE 23 - Financial Expenses:

	For the year ended December 31,
	2025	2024
Interest on lease liabilities	1,007	762
Interest on loans and borrowings	1,446	70
Interest on Liability for Agricultural Research Organization	270	403
Expense recognized from Derivative liability - Warrants	-	408
Fair value adjustments of Convertible loans and issuance of Warrants	-	3,503
Payment gateway fees	736	579
Bank commissions	113	116
Finder fees	136	-
Exchange rate differences	1,830	75
Total	5,538	5,916

NOTE 24 - Financial Income:

	For the year ended December 31,
	2025	2024
Interest on cash and cash equivalents	54	-
Total	54	-

NOTE 25 - Income Taxes:

a.Basis of taxation:

i)The Company’s subsidiaries are separately taxes under the domestic tax laws of the jurisdiction of incorporation of each entity.

ii)The Company files a federal income tax return in Canada, that includes both federal and provincial income tax filings, the Israeli subsidiary file income tax return in Israel and the U.S. subsidiaries file federal and state income tax returns in the U.S.

iii)The Company remains subject to audit by the relevant tax authorities for the years ended 2019 through 2025.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

iv)The Canadian corporate tax rate stands at 27%, the Israeli corporate tax rate stands at 23% and the corporate tax rate in the U.S. stands at 21% for the years ended December 31, 2025, and 2024.

b.Current and Deferred taxes:

The components of the income or loss before the provision for income taxes for the years ended December 31, 2025, and 2024 were as follows:

	December 31, 2025	December 31, 2024
Canada	(4,505)	(7,542)
Israel	(6,630)	(5,125)
United States	76	(238)
Total income or loss before income taxes	(11,059)	(12,905)

The provision for income taxes for the years ended December 31, 2025, and 2024 was as follows:

	December 31, 2025	December 31, 2024
Current
Canada	-	-
Israel	-	-
United States	(53)	(8)
Deferred
Canada	-	-
Israel	-	-
United States	-	-
Total deferred income tax expense	-	-
Total provision for income taxes	(53)	(8)

c.Net operating losses carryforwards:

As of December 31, 2025, the Company has estimated carry forward tax losses of approximately $62,593, which may be carried forward and offset against taxable income for an indefinite period in the future.

Deferred tax asset over the Company's losses was not recognized since it is not probable that taxable profit will be available in the foreseen future.

The estimated carry forward tax losses for the years ended December 31, 2025, and 2024 were as follows:

	December 31, 2025	December 31, 2024
Canada	(7,568)	(7,023)
Israel	(55,025)	(45,156)
United States	-	(38)
Total estimated carry forward tax losses	(62,593)	(52,217)

d.Reconciliation of effective tax rate:

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax applied to profits for the year are as follows:

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

	For the Year ended December 31,
	2025	2024
Loss before income tax	(11,059)	(12,905)
Losses for which no deferred tax asset is recognized	11,135	12,966
Taxable income before income taxes	76	61
Company’s domestic tax rate in Canada	27%	27%
Income tax expense based on average statutory tax rate	20	16
Imputed interest over inter-company balances in different jurisdictions	35	(2)
Carryforward net operating losses	(1)	(3)
Different tax rates applied in overseas jurisdictions	(4)	(3)
Expected penalty in the form of interest	3	-
Adjustments in respect of prior‑year income taxes	23	-
Total income tax expense	76	8

NOTE 26 - Operating Segments:

Effective January 1, 2024, the Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

The Company's chief operating decision maker reviews the Company's internal reports for performance evaluation and resource allocations. The Company's management determined the operating segments based on these reports. The chief operating decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

The Company's chief operating decision maker is the chief executive officer.

Segment description

1.The Products Business Unit - Nutraceuticals: Research, development, manufacturing, marketing and sales of science-based health and wellness nutraceutical solutions which are manufactured and sold as dietary supplements, functional food and beverages (capsules, powders, chews and other delivery mechanisms such as coffee, teas and powder electrolyte beverages).

2.The CDMO Services Business Unit - comprising a Contract Development and Manufacturing Operation (“CDMO”) that offers customers from the pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition industries the development and future manufacturing of specific plant-based active molecules, via an end-to-end service agreement.

Segment information

	For the year ended December 31, 2025
	Products	CDMO Services	Total
Revenues	32,630	1,878	34,508
Cost of revenues	13,451	581	14,032
Segment loss	5,333	242	5,575
Finance expense, net			5,484
Tax expenses			76
Net loss and comprehensive loss			11,135

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

	For the year ended December 31, 2024
	Products	CDMO Services	Total
Revenues	24,906	282	25,188
Cost of revenues	11,061	185	11,246
Segment loss	5,797	1,192	6,989
Finance expense, net			5,916
Tax expenses			8
Net loss and comprehensive loss			12,913

Entity wide disclosures

	For the year ended December 31,
External revenue by location	2025	2024
Israel	3,922	2,177
North America	30,586	23,011
	34,508	25,188

Additional information about revenue

There is no single customer from which revenue amounts to 10% or more of total revenue reported in the financial statements for the year ended December 31, 2025, and 2024.

NOTE 27 - Changes In Liabilities Arising from Financing Activities:

Reconciliation of the changes in liabilities for which cash flows have been or will be classified as financing activities in the statement of cash flows:

	Lease liabilities	Convertible loans	Derivative liability - Warrants	Liability for Agricultural Research Organization (*)	Loans
As at January 1, 2025	9,913	-	-	2,696	3,905
Changes from financing activities:
Repayments of lease liabilities	(1,382)	-	-	-	-
Proceeds from loans, net of repayments	-	-	-	-	6,630
Repayment of royalties	-	-	-	(159)	-
Repayments of principal and interest of Convertible Loans	-	-	-	-	-
Total changes in financing activities	(8,531)	-	-	2,537	10,535
Additions and modifications	313	-	-	-	-
Fair value adjustments	-	-	-	(396)	(244)
Exercise warrants against debt	-	-	-	-	(1,397)
Accrued interest	1,007	-	-	270	1,078
Reclassification	-	-	-	-	200
Conversion	-	-	-	-	(7,603)
Index adjustments	228	-	-	-	-
Effects of foreign exchange	1,456	-	-	129	-
As at December 31, 2025	11,535	-	-	2,540	2,569

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

	Lease liabilities	Convertible loans	Derivative liability - Warrants	Liability for Agricultural Research Organization (*)	Loans
As at January 1, 2024	1,807	20,533	526	2,508	-
Changes from financing activities:
Repayments of lease liabilities	(579)	-	-	-	-
Proceeds from loans, net of repayments	-	-	-	-	3,314
Repayment of royalties	-	-	-	-	-
Repayments of principal and interest of Convertible Loans	-	(693)	-	-	-
Total changes in financing activities	1,228	19,840	526	2,508	3,314
Additions and modifications	7,586	-	-	-	-
Fair value adjustments	-	3,503	408	205	-
Exercise warrants against debt	-	-	-	-	-
Accrued interest	671	-	-	-	70
Reclassification	-	(521)	(934)	-	521
Conversion	-	(22,822)	-	-	-
Index adjustments	386	-	-	-	-
Effects of foreign exchange	42	-	-	(17)	-
As at December 31, 2024	9,913	-	-	2,696	3,905

(*) Payable amounts of Liability for Agricultural Research Organization are also presented in other accounts payable and therefore reclassed only for the purposes of this note (Note 11)

NOTE 28 - Government Grants:

In December 2025, the Company received approval from the Israel Innovation Authority (“IIA”) for a government grant under a research and development support program aimed to expand the Company’s production capacity and efficiency (the “R&D support program”). The approved project covers a period of 24 months commencing on October 1, 2025, with a total approved budget of NIS 14 million. Under the terms of approval, the Company is entitled to receive funding for up to 40% of the approved project expenditure.

In accordance with the IIA program requirements, the grant is conditionally repayable through the payment of royalties based on future revenues that may be generated from products developed as part of the supported project. Royalty payments, if any, will commence only upon the generation of actual revenues derived from the project’s results, and will continue until the full amount of the grant (plus applicable interest as determined by the IIA regulations) has been repaid, or until the statutory repayment cap has been met.

The grant represents a government grant within the scope of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. As of December 31, 2025, no advances or cash grant payments have been received from the IIA in respect of the approved program.

NOTE 29 - Subsequent Events:

The Company has evaluated events occurring after the balance sheet date through March 31, 2026, the date the financial statements were issued, and has determined that the following subsequent events require disclosure:

1)In January 2026, the Company received its first advance payment from the IIA in connection with the R&D support program approved in December 2025 (Note 28). The initial advance amounted to NIS 980 ($309).

2)In February 2026, the Company issued 1,000 common shares in lieu of vested RSUs.

BioHarvest Sciences Inc. and its subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

(USD in thousands, except per share data)

On March 13, 2026, the Company granted employees, consultants and directors 617,173 options to purchase shares of the Company at $4.15 per share and 264,121 RSUs with a deemed price of $4.15 per share under the Company’s plan.